HYLSA MEX

File No. 82-4252

04012229

04 JAN -6 AM 7:21

December 23, 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Dear Madam/Sir:

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael de la Garza P.
Ismael De La Garza

dlw 1/20

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Mexican Stock Exchange: Hylsa Announces the Successful Exchange of its Medium Term Note "Pagaré a Mediano Plazo" in UDIs Due in 2007 for a New Long Term Debt Instrument in UDIs "Certificados Bursatiles", Which Matures in 2008. **English translation included.**	Dec. 22, 2003

Press Release

Hylsa Announces the Successful Exchange of its Medium Term Note "Pagaré a Mediano Plazo" in UDIs Due in 2007 for a New Long Term Debt Instrument in UDIs "Certificados Bursatiles", Which Matures in 2008

Monterrey, México, December 22, 2003. Hylsa, S.A. de C.V., announced today that it has succesfully concluded the exchange of its domestic Medium Term Note "Pagaré a Mediano Plazo" for a new debt instrument "Certificados Bursátiles". The exchange offer started on November 28, 2003 and ended on December 19, 2003. Hylsa launched the exchange offer to meet a commitment with the holders of the Medium Term Note, which was agreed on the holders' meeting held on March 13, 2002.

A total of 91.18% of the holders of the Medium Term Note agreed to exchange for the new long term debt instrument "Certificados Bursatiles", representing 203.7 million UDIs (US$60.4 million; assuming a MXP 11.30/USD exchange rate). The value of an UDI as of this date is 3.348183. The new debt instrument "Certificado Bursatil" maintains the same real interest rate of 8.75%, and has two identical maturities scheduled for March 9 and September 9, 2008. The holders that did not participate in the exchange remain as holders of the Medium Term Note, which has a single maturity on March 9, 2007. The Medium Term Note and the new "Certificado Bursatil" have a "CCC (mex)" credit rating from Fitch Ratings.

The conclusion of this exchange has improved the long-term debt amortization profile of the company.

Comunicado de Prensa

Hylsa Anuncia Conclusión Exitosa del Intercambio del Pagaré a Mediano Plazo por Certificados Bursátiles con Vencimiento en 2008

Monterrey, México, al 22 de diciembre de 2003. Hylsa, S.A. de C.V., anunció hoy que ha concluido satisfactoriamente el intercambio de sus Pagarés a Mediano Plazo por Certificados Bursátiles. La oferta pública de intercambio comenzó el 28 de noviembre de 2003 y terminó el pasado 19 de diciembre de 2003. Esta oferta pública de intercambio fue uno de los compromisos de Hylsa, acordado con los tenedores del Pagaré a Mediano Plazo en la Asamblea de Tenedores realizada el 13 de marzo de 2002.

Un 91.18% de los tenedores del Pagaré a Mediano Plazo intercambiaron su instrumento por el Certificado Bursátil, representando 203.7 millones de UDIs (US$60.4 millones; asumiendo un tipo de cambio de MXP 11.30/USD). El valor de la Unidad de Inversión a esta fecha es de 3.348183. El nuevo Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal iguales el 9 de marzo y 9 de septiembre de 2008. Los tenedores que no intercambiaron por Certificados Bursátiles permanecen como titulares del Pagaré a Mediano Plazo con vencimiento el 9 de marzo de 2007. Tanto el Pagaré a Mediano Plazo como el nuevo Certificado Bursátil mantienen una calificación crediticia de "CCC (mex)" de parte de Fitch Ratings.

La culminación de este intercambio mejora el perfil de vencimientos de la deuda a largo plazo de Hylsa.


BOLSA MEXICANA DE VALORES

Eventos Relevantes de HYLSA S.A. de C.V.

Fecha de Recepción en BMV: 2003-12-22 15:24:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSA

Fecha:
22/12/2003

Razón Social:
HYLSA S.A. DE C.V. Y SUBSIDIARIAS

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON, MEXICO

Asunto:
INFORME SOBRE EL RESULTADO DE LA OFERTA DE INTERCAMBIO DE LOS PAGARÉS DE MEDIANO PLAZO CON CLAVE DE PIZARRA "HYLSA P00U" POR CERTIFICADOS BURSÁTILES CON CLA

Eventos Relevantes:
Al público inversionista, por este medio, Hylsa, S.A. de C.V. ("Hylsa") informa que en esta fecha concluyó la oferta de intercambio de Pagarés de Mediano Plazo con clave de pizarra "HYLSA P00U" (los "Pagarés de Mediano Plazo") por Certificados Bursátiles con clave de pizarra "HYLSA 03U" (los "Certificados Bursátiles"), la cual inició el pasado 28 de noviembre de 2003. Como resultado de dicha oferta, Hylsa intercambió 1,993,570 Pagarés de Mediano Plazo por 1,993,570 Certificados Bursátiles, ambos con valor nominal de 102.202031 Unidades de Inversión. Dicho número de Pagarés de Mediano Plazo representa el 91.18% de los Pagarés de Mediano Plazo en circulación antes de la oferta de intercambio. De conformidad con los términos de la oferta de intercambio, en esta fecha Hylsa pagó a los tenedores de los Pagarés de Mediano Plazo que participaron en la misma los intereses devengados y no pagados hasta e incluyendo el 21 de diciembre de 2003. Dicho pago de intereses ascendió a $17,244,042.90.

Asimismo, se informa que 192,860 Pagarés de Mediano Plazo no participaron en la oferta de intercambio, por lo que permanecen en circulación. De conformidad con sus términos, dichos pagarés vencerán el 9 de marzo de 2007. Conforme a los términos de la oferta de intercambio y de acuerdo al resultado de la misma, Hylsa emitió y depositó en la S.D. Indeval, S.A. de C.V., Institución para el Depósito de Valores un nuevo Pagaré de Mediano Plazo que ampara 192,860 Pagarés de Mediano Plazo y un Certificado Bursátil que ampara 1,993,570 Certificados Bursátiles.

El valor de la Unidad de Inversión a esta fecha, es de 3.348183.

Mercado Exterior: